UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company of Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) nº 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. informs that, on this date, the Company’s Board of Directors approved, in continuation of the buyback program that expires on the date hereof, the new buyback program of Units and ADRs issued by Banco Santander, directly or through its branch in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the purchase of up to 38.402.972 Units, representing 38.402.972 common shares and 38.402.972 preferred shares or ADRs, which, on September 30, 2016, correspond to approximately 1.02% of the Company’s capital stock. On September 30, 2016, Banco Santander free float is comprised by 23,333,281 common shares and 23,333,281 preferred shares in treasury.

The buyback has the purpose (1) to maximize the value creation to shareholders by means of an efficient capital structure management; and (2) to enable the payment of officers, directors, management level employees and other employees of the Company and companies under its control, pursuant to the Long Term Incentive Plans.

The Units must be purchased at BM&FBovespa, under market price, through Santander Corretora de Câmbio e Valores Mobiliários S.A.

The ADRs must be purchased at the New York Stock Exchange (NYSE), under market price, through Santander Investment Securities Inc., U.S.

The term of the Buyback Program is twelve (12) months counted from November 4th, 2016, expiring on November 3rd, 2017.

São Paulo, November 3rd, 2017.

Angel Santodomingo

Investor Relations Officer

Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 4, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer